SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VAMPT AMERICA, INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

92049P 104
(CUSIP Number)

Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, WA   98109
Tel: (800) 508-6149
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 92049P 104

(1)	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory Darroch
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: SC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Gregory Darroch is a citizen of Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 956,250 common shares
	(8)	Shared Voting Power: 750,000 common shares
	(9)	Sole Dispositive Power: 956,250 common shares
	(10)	Shared Dispositive Power: 750,000 common shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,706,250 common shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.86% based on 17,287,502 common shares issued and outstanding as of July 10, 2012
(14)	Type of Reporting Person: IN

Item 1.     Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Vampt America, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2212 Queen Anne Avenue N., Seattle, Washington, 98109.

Item 2.     Identity and Background

(a)	Gregory Darroch.

(b)	576 Middleton Way, Coldstream, BC, Canada V1B 3W8.

(c)	Mr. Darroch is a businessman. He is the VP Finance and a director of Vampt America, Inc. and a director of VamptX Corp.

(d)	Mr. Darroch has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Darroch has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Darroch is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Considerations

Mr. Darroch acquired an aggregate of 956,250 shares of the Issuer’s common stock pursuant to the closing on May 7, 2012 of a merger (the “Merger”) under which Vampt Beverage USA, Corp. became our wholly-owned subsidiary, and we subsequently changed our name from Coronado Corp. to Vampt America, Inc. effective June 19, 2012.

VamptX Corp., a company that Mr. Darroch is a director of, acquired an aggregate of 750,000 shares of the Issuer’s common stock pursuant to the Merger. Mr. Darroch, Ian Toews and Richard Ikebuchi, as directors of VamptX Corp. have voting and dispositive control over such company’s shareholdings in the Issuer. VamptX Corp. acquired pre-merger common shares in Vampt Beverage USA, Corp. pursuant to a “Barter and Marketing Services Agreement” between the two companies. VamptX agreed to provide product awareness and marketing services and to manage any barter services in exchange for Vampt Beverage USA, Corp. selling 1,000,000 common shares in its capital to VamptX at a price of $0.0001 per share.  Such shares were converted into 750,000 common shares of the Issuer pursuant to the Merger.

Item 4.     Purpose of Transaction

Mr. Darroch acquired the securities that were exchanged on the Merger for investment purposes.
Depending on market conditions and other factors, Mr. Darroch may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Darroch also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Darroch expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, Mr. Darroch does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)	As of July 10, 2012, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Darroch was 1,706,250 common shares, or approximately 9.86% of the Issuer.

(b)
Mr. Darroch has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 956,250 shares of common stock of the Issuer.  Mr. Darroch is one of three directors of VamptX Corp., along with Ian Toews and Richard Ikebuchi, who have joint dispositive and voting control over 750,000 shares of common stock in the capital of the Issuer owned by VamptX Corp.

(c)	Other than as described in Item 3 above, Mr. Darroch has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2012

/s/ Gregory Darroch
Gregory Darroch